Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
The following press release was issued by Continental Airlines, Inc. on May 26, 2010:
CONTINENTAL AIRLINES ANNOUNCES NEW SERVICE
 FROM HOUSTON HUB TO AUCKLAND, NEW ZEALAND
First route worldwide to be announced for the new Boeing 787 Dreamliner
     HOUSTON, May 26, 2010 — Continental Airlines (NYSE: CAL) today announced another major step in development of its Houston hub with plans to begin nonstop Boeing 787 flights to Auckland, New Zealand on Nov. 16, 2011 (subject to government approval).
     Auckland will be added to the 63 international destinations that Continental currently serves nonstop from Houston, and will become the 26th destination in Continental’s Pacific network. Continental serves more destinations in the Pacific region than any other U.S. carrier.
     Continental will be one of just three airlines flying nonstop between North America and New Zealand. At approximately 7,400 miles, the new route will be the longest from Continental’s Houston hub. Continental plans to operate the route on a daily basis, with five-times-weekly service during certain periods in the first year of operation.
     On May 3, Continental announced that it has agreed to merge with United Airlines in a merger of equals to create the world’s leading airline. The success of the Houston-Auckland route will be enhanced by the additional traffic flows through Houston that are expected to result from the merger.
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First 787 Route Announcement
     Continental is the first airline in the world to formally announce specific, initial route plans for its Boeing 787 Dreamliner fleet. The airline has firm orders for 25 Dreamliners. The 787 is a new-technology composite aircraft with lower operating costs, better environmental performance and an improved cabin environment for customer comfort. Deliveries to Continental are expected to begin in August 2011. The aircraft will have 228 seats, including 36 of Continental’s new flat-bed BusinessFirst seats for the best rest on long-distance flights.
     Today Continental also unveiled a modernized and expanded customer check-in facility in Terminal C at its Houston hub at Bush Intercontinental Airport.
     “Our new route to Auckland and our new and upgraded facilities at IAH are tangible examples of the emphasis we place on continuing to expand Houston’s role in domestic and international aviation,” said Jeff Smisek, Continental’s chairman, president and CEO. “This hub has ongoing growth opportunities because it has a strategic location, space for expansion, support from the community and an excellent team of Continental co-workers who deliver our clean, safe and reliable service.”
     “This new flight between Houston and Auckland shows how the Dreamliner will create new opportunities to connect global markets that currently are not being served,” said Mario Diaz, Houston Airport System director of aviation. “As the largest hub for Continental, George Bush Intercontinental Airport is honored to be selected as the launch pad for the Continental Boeing 787.”
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Convenient Connecting Flights
     The Houston-Auckland route will benefit from connecting traffic at both ends. Continental’s Houston hub will draw passengers from throughout North America. In addition, Houston will be a very competitive connecting hub for travelers on itineraries between Europe and Auckland.
     Auckland is home to Air New Zealand, one of the 27 carriers including Continental which are members of Star Alliance. Air New Zealand and its regional airline partners offer service to 20 destinations in New Zealand and seven in Australia, including Adelaide, Brisbane, Cairns, Coolangatta (Gold Coast), Melbourne, Perth and Sydney.
Schedule
     Following is the preliminary schedule for the new service, planned to take effect Nov. 16, 2011. Continental will begin taking reservations and selling tickets on the new route later this year.

	Leave Houston	Arrive Auckland	Leave Auckland	Arrive Houston
Summer	9:30 p.m.	5:10 a.m. (2 days later)	3:40 p.m.	11:50 a.m. (same day)
Winter	9:10 p.m.	6:55 a.m. (2 days later)	5:55 p.m.	11:55 a.m. (same day)
About Auckland and New Zealand
     Auckland’s waterside location has fostered the locals’ love affair with the sea, earning this place the nickname “City of Sails.” The city sprawls over a narrow isthmus between the waters of the Waitemata and Manukau Harbours. A cloak of rainforest covers the surrounding hills, dozens of dormant volcanic cones dot the landscape and inviting islands are scattered throughout the vast Hauraki Gulf. Two of the best island getaways are Waiheke Island and Great Barrier Island.
     Auckland’s heart beats to a Polynesian rhythm, its people a melting pot of European, South Pacific and Asian cultures and a strong indigenous Maori heritage. This diversity brings with it an abundance of unique dining and shopping experiences.
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     Auckland’s temperate climate, easy access to the coast and variety of activities earn the city consistent “top five” rankings in international lifestyle surveys.
     New Zealand’s awesome landscapes, lush forests, amazing wildlife and pleasant climate make it a haven for many outdoor activities, and a great place to unwind. New Zealand society is diverse sophisticated and multicultural and the Kiwi people are known for their honesty, friendliness and openness. A great advantage of New Zealand is that all of its diverse physical, cultural and artistic landscapes are so close to each other.
Continental Background
     Continental Airlines is the world’s fifth largest airline. Continental, together with Continental Express and Continental Connection, has more than 2,700 daily departures throughout the Americas, Europe and Asia, serving 132 domestic and 137 international destinations. Continental is a member of Star Alliance, which overall offers more than 21,050 daily flights to 1,167 airports in 181 countries through its 27 member airlines. With more than 40,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with its regional partners, carries approximately 63 million passengers per year.
     Continental consistently earns awards and critical acclaim for both its operation and its corporate culture. For nine consecutive years, FORTUNE magazine has ranked Continental as the top U.S. airline on its “World’s Most Admired Companies” airline industry list. For more company information, go to continental.com.
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Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.